COHEN & CZARNIK LLP
140 Broadway
36th Floor
New York, New York 10005

Stephen J. Czarnik, Esq.
Direct Dial: (212) 232-8323
Fax: (212) 937-3870

March 1, 2007

Via EDGAR and Federal Express

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	April Sifford
Branch Chief

RE:	United Energy Corporation
Form 10-KSB for the Year Ended March 31, 2006; filed June 29, 2006
Form 10-QSB for the Quarter Ended June 30, 2006; filed August 14, 2006
Form 10-QSB for the Quarter Ended September 30, 2006; filed
November 13, 2006
File No. 0-30841

Ladies and Gentlemen:

          On behalf of United Energy Corporation (the "Company"), I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated February 8, 2007, regarding the Company's Form 10-KSB for the year ended March 31, 2006; the Company's Form 10-QSB for the fiscal quarter ended June 30, 2006; and the Company's Form 10-QSB for the fiscal quarter ended September 30, 2006. Form 10-KSB Amendment 1; Form 10-QSB Amendment 1 (June 30, 2006) and Form 10-QSB Amendment 1 (September 30, 2006) will be transmitted via EDGAR following a discussion with the staff regarding the responses set forth below.

          This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response.

1.        You have reported that the aggregate market value of common equity held by non-affiliates is in excess of $25 million for the Fiscal Years ended March 31, 2005 and 2006. Tell us how you meet the public float requirement, as described in Regulation S-B Item 10(a)(2)(iii), to remain a small business issuer for your fiscal year ending March 31, 2007. Should you not meet this requirement, file amended Form 10-Q for the quarterly periods June 30, 2006 and September 30, 2006 that meet the disclosure requirements of that form.

The Company reported that the market value of common equity held by non-affiliates was in excess of $25 million for the fiscal years ended March 31, 2005 and 2006, which was based upon values as of June 6, 2005 and June 23, 2006, respectively. However, based on a calculation performed at fiscal year end March 31, 2005 the Company does meet the public float requirement as set forth in Regulation S-B Item 10(a)(2)(ii) for the 2005 fiscal year.

With respect to the fiscal year 2005, the number of shares outstanding on March 31, 2005 (the last day of the fiscal year) was 23,267,000 of which 5,822,600 shares were held by affiliates leaving 17,444,400 shares held by non-affiliates. The closing price (last sale price) on March 31, 2005 was $1.06 creating an aggregate market value of $18,491,064.

With respect to the fiscal year 2006, the number of shares outstanding on March 31, 2006 was

Ms. April Sifford
Securities and Exchange Commission
March 1, 2007

31,017,615 of which 8,963,588 shares were held by affiliates leaving 22,054,027 shares held by non-affiliates. The closing price (last sale price) on March 31, 2006 was $2.05 creating an aggregate market value of $45,210,755 which results in an aggregate market value held by non affiliates in excess of $25 million.

Since the public float requirement has been met in the 2005 fiscal year, United Energy meets the public float requirement as it has not exceeded the $25,000,000 public float aggregate market value for two consecutive fiscal years pursuant to Regulation S-B Item 10(a)(2)(iii).

Consolidated Statements of Operations, page F-5

2.         We note the non-cash equity financing expense and the related footnote disclosure on page F-17. It appears you have entered into a series of amended capital transactions to raise cash. Please tell us in further detail the facts and circumstances as to why the value of the warrants issued should be recorded as an expense, citing the applicable accounting standard you followed. We may have further comment.

Two investors initially purchased Series B units pursuant to a Securities Purchase Agreement dated March 18, 2005 (the "Purchase Agreement"). The Company issued warrants valued at $6,810,044 to one of these investors on March 9, 2006, pursuant to a second amendment to the Purchase Agreement whereby such investor agreed with the Company to: (i) terminate certain obligations of the Company pursuant to the Purchase Agreement; (ii) waive all existing defaults under the Purchase Agreement; and (iii) eliminate the Company’s obligation to sell the remaining Series B units pursuant to the Purchase Agreement (the remaining Series B Units would have consisted of 417 shares of preferred stock convertible into an aggregate of 3,336,000 shares of common stock at a conversion price of $1.00 and of warrants to purchase 1,668,000 shares of common stock at an exercise price of $1.00 per share). In addition, pursuant to the second amendment, the Company agreed to issue to the investor Series C Warrants to purchase 5,004,000 shares of our common stock at an exercise price of $1.00.

The elimination of the Company's obligations to sell the remaining Series B units allowed the Company to subsequently complete a private placement pursuant to Regulation D, Rule 506 of 4,250,000 shares of common stock on March 24, 2006.

In accordance with the guidance provided by SAB Topic 5A, Miscellaneous Accounting – Expenses of Offering, specific incremental costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering.

Thus, since the expense associated with the issuance of the warrants was not directly attributable to the offering, the fair value of the warrants issued was charged to expense during the period.

Notes to Consolidated Financial Statements

Note 7 - Stockholders' Equity

3.         Amend your filing to provide disclosure in summary form of all series A, B and C warrants issued, exercised, and cancelled during the most recent fiscal year presented, and all such warrants outstanding at the end of the most recent fiscal year presented. This should include information as to exercise prices, expiration dates and any other significant terms of each warrant series. Refer to Statement of Financial Accounting Standards 129 for guidance.

The disclosure will be included within Amendment 1 to Form 10-KSB which will include all the required information.

Ms. April Sifford
Securities and Exchange Commission
March 1, 2007

4.         Amend your filing to provide disclosure in summary form of the pertinent rights and privileges of the preferred and common stock outstanding. This should include dividend and liquidation preferences, voting rights, and significant terms of contracts to issue additional shares.

The disclosure will be included within Amendment 1 to Form 10-KSB.

Within the amendment, the Company will disclose that one of the investors purchased 3 shares of preferred stock. The holder of the preferred shares shall be entitled to receive dividends at the rate of 6% of the stated value of $8,000. Such dividends shall be cumulative and the preferred stock is convertible into 24,000 shares of common stock, with no voting rights.

Also, within the amendment, the Company will include the conversion of the preferred stock into 24,000 shares of common stock within the per share data section of footnote 2 (referencing what is not included in the diluted loss per share).

Exhibits 31.1 and 31.2

5.         In the certifications required by Exchange Act Rule 13a-14(a), we note that the fourth numbered paragraph refers to "the registrant". This phrase should be removed and replaced with the term "small business issuer". The opening sentence should not include the phrase "in the capacity indicated below". You should also remove the descriptive title included above the word "certifications" at the top of the document. Refer to Regulation S-B 601(b)(31). Please file an amendment to Form 10-KSB that includes the entire periodic report and new, corrected certifications. Please note the different wording requirements under Regulation S-K 601(b)(31), should your future Form 10-QSB filings be amended in response to comment one above.

Within Amendment 1 to Form 10-KSB, the Company will replace the term “the registrant” with the term “small business filer”. The phrase “in the capacity indicated below” will be removed and the Company will remove the descriptive title above the word “certifications”.

Form 10-QSB for the Fiscal Quarters Ended June 30, 2006 and September 30, 2006

Exhibits, page 22

6.         Please amend your filing to include or incorporate by reference all the exhibits required by the exhibit table in Regulation S-B 601(a) or Regulation S-K 601(a), as applicable, based on your response to comment one above.

The Company will include within Amendment 1 to Form 10-QSB (June 30, 2006) and Amendment 1 to Form 10-QSB (September 30, 2006) the revisions required by Regulation S-B 601(a).

Ms. April Sifford
Securities and Exchange Commission
March 1, 2007

          Following your review, please contact me at (212) 232-8323 to discuss the issues addressed herein. I thank you for your attention to this matter.

With kind regards,

/s/

cc:	Mr. Brian King Chief Executive Officer United Energy Corporation